

08028931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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JAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38156

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2007__ AND ENDING __DECEMBER 31, 2007__

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 INTERVEST INTERNATIONAL EQUITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1980 DOMINION WAY, SUITE 202
                             (No. and Street)

PROCESSED

COLORADO SPRINGS	CO	80918
(City)	(State)	(Zip Code)

MAR 2 1 2008

THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 DAVID M. SMITH, PRESIDENT   (719) 592-9299

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNELIUS, SCHOU, LEONE & MATTESON, LLC

                        (Name – *if individual, state last, first, middle name*)

4496 SOUTHSIDE BLVD.	JACKSONVILLE	FL	32216
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __ROBERT E. COPUS_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__INTERVEST INTERNATIONAL EQUITIES CORPORATION_____ , as

of __DECEMBER 31_____ , 20 __07___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

STATE OF COLORADO

COUNTY OF EL PASO

SIGNED BEFORE ME THIS 27th DAY

OF February, 2008.

Notary Public

Signature

OPERATIONS

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

-4-

**Financial Statements, Supporting Schedules
and Other Reports**

Intervest International Equities Corporation

*Year Ended December 31, 2007
with Report of Independent Auditors*

Contents

Financial Statements

Supplementary Information



Cornelius Schou Leone & Matteson

A Limited Liability Company
Certified Public Accountants

Report of Independent Auditors

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

We have audited the accompanying statement of financial condition of Intervest International Equities Corporation, a Florida Corporation, as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intervest International Equities Corporation as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 14 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornelius, Schou, Leone & Matteson, LLC

January 23, 2008

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.cslmcpa.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
  1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
  4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

INTERVEST INTERNATIONAL EQUITIES CORPORATION [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1980 DOMINION WAY, SUITE 202 [20]
(No. and Street)

COLORADO SPRINGS [21]   CO [22]   80918 [23]
(City)   (State)   (Zip Code)

SEC FILE NO.
8-38156 [14]

FIRM I.D. NO.
CRD# 20289 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/07 [24]

AND ENDING (MM/DD/YY)
12/31/07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID M. SMITH [30]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

(Area Code) — Telephone No.

(719) 592-9299 [31]

OFFICIAL USE

[32]   [33]
[34]   [35]
[36]   [37]
[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____27th_____ day of _February_ 20 08
Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner
2) _____
   Principal Financial Officer or Partner
3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:1(a))

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

CORNELIUS, SCHOU, LEONE & MATTESON, LLC   `70`

ADDRESS

4496 SOUTHSIDE BLVD. `71`	JACKSONVILLE `72`	FL `73`	32216 `74`
Number and Street	City	State	Zip Code

CHECK ONE

[X] Certified Public Accountant   `75`

[ ] Public Accountant   `76`

[ ] Accountant not resident in United States or any of its possessions   `77`

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
`50`	`51`	`52`	`53`			

Intervest International Equities Corporation
Statement of Financial Condition
December 31, 2007

Assets

Cash	$	381,243
Accounts receivable		223,725
Accounts receivable - other		2,967
Deposit with clearing organization (cash)		25,000
Investments		123,725
Prepaid insurance		80,257
Other assets		5,777
Total Assets	$	842,694

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	263,716
Due to parent company	219,956
Total Liabilities	483,672
Stockholder's Equity:	
Common stock - 7,500 shares, $1.00 par value	
authorized, 200 shares issued and outstanding	200
Additional paid-in capital	13,842
Retained earnings	344,980
Total Stockholder's Equity	359,022
Total Liabilities and Stockholder's Equity	$ 842,694

See accountants' report.

Intervest International Equities Corporation
Statement of Income
Year Ended December 31, 2007

Revenues:

Mutual funds and variable products	$ 5,623,945
Commissions	265,475
Direct participation programs	308,315
Other	105,538
Total Revenues	6,303,273

Expenses:

Commissions	5,013,069
Overhead reimbursements to parent company	1,275,199
Other operating expense	30,986
Total Expenses	6,319,254
Operating Income (Loss)	(15,981)

Other Income:

Interest income	109
Gain on investments	58,296
Total Other Income	58,405
Net Income	$ 42,424

See accountants' report.

8

<p style="text-align:center">Intervest International Equities Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007</p>

	Totals	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2007	$ 316,598	$ 200	$ 13,842	$ 302,556
Net Income	42,424	-	-	42,424
Balance at December 31, 2007	$ 359,022	$ 200	$ 13,842	$ 344,980

Intervest International Equities Corporation
Statement of Cash Flows
Year Ended December 31, 2007

Cash Flows From Operating Activities

Net income	$ 42,424

Adjustments to reconcile net income to net cash
    provided by operating activities:

Gain on investments	(58,296)
Increase in receivables	(123,820)
Increase in prepaid insurance	(9,659)
Increase in other assets	(3,164)
Increase in payables	213,382
Total Adjustments	18,443
Net Increase in Cash	60,867
Cash at January 1, 2007	320,376
Cash at December 31, 2007	$ 381,243

Intervest International Equities Corporation
Notes to Financial Statements
Year Ended December 31, 2007

The company (originally named Kickapoo Securities Corp.) was organized under the laws of the State of Texas on June 11, 1987, to conduct business as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). On July 6, 1987, the company made application with the SEC for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act; such application was approved on July 31, 1987. The company was acquired by, and became a wholly-owned subsidiary of Intervest International, Inc. (III), during January, 1988. Operations actually commenced during February, 1988. Effective March 31, 1988, the company was merged into a newly-organized Florida corporation (also owned by III) named Intervest International Equities Corporation. Such merger was acknowledged by the State of Texas on July 6, 1988. The merger transaction was accounted for as a pooling of interests.

1. Significant Accounting Policies

For purposes of the statement of cash flows, the company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenues are recognized when customers' funds are received by sponsors/underwriters. Operating expenses, including commissions, are recognized as incurred.

2. Commitments and Contingent Liabilities

The company has an agreement with III, its parent company, whereby the company reimburses III for its share of common overhead expenses, including the following: office space and equipment, administrative personnel, telephone, parking, postage, and other office supplies and expense.

3. Net Capital Requirements

The company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the company had net capital of $249,082 which was $216,838 in excess of its required capital of $32,244. The company's aggregate indebtedness to net capital ratio was 1.94 to 1.

4. Income Taxes

The parent company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation effective January 1, 2003. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. The parent company has also made an election to treat its wholly-owned subsidiary (the Company) as a qualified subchapter S subsidiary, or "Q-sub". A Q-sub is not taxed as a separate corporation, and all its tax items are treated as belonging to the parent.

5. Investments (at cost)

The company has acquired long-term investments in The Nasdaq Stock Market, Inc., as follows:

Balance, December 31, 2006	$	65,429
Unrealized holding gain		58,296
Balance, December 31, 2007	$	123,725

The common stock's cost basis is $42,025.

These securities are unregistered, and subject to substantial restrictions as to their sale or other transfer.

6. Arbitration Award

The Company has received an award in connection with NASD dispute resolution. In 2005, the Company incurred an uninsured loss of $123,000 relating to litigation brought against a former Company representative. The Company was seeking reimbursement from the former representative for the $123,000 settlement amount plus legal fees and other damages. In 2006, the Company received an arbitration award in the amount of $229,414 plus $1,000 claim filing fee and $17,976 accrued interest. The Company is pursuing collection, but it is unclear what amount, if any, will ultimately be collected. No amount has been recorded as a receivable on the 2007 financial statements relating to this award.

7. Litigation

- The Company is a defendant in litigation naming, among others, the Company through one of its former registered representatives. The Company, and its attorneys, have concluded that the Statement of Claim is devoid of any specific allegations against the former representative while he was employed by the Company.

   The bulk of the claim seems to be focused on acts that took place under a non-Company representative at another broker/dealer. The claim alleges that the claimants liquidated B-share mutual funds they had purchased from the former Company representative in order to trade their own accounts in individual equities. As a result of their trading activity, claimants allege that they lost a substantial sum of money. This trading activity does not have any causal connection to the Company.

   It is the Company's position that this claim has no basis. The Company is vigorously challenging the validity of this claim.

- The Company is a defendant in litigation naming the Company and one of its former registered representatives as respondents. Two separate claimants have alleged that the former Company representative, with the knowledge and consent of the Company, sold them an unregistered security that later was found to be part of a Ponzi scheme. The claimants also claim that the Company failed to adequately supervise the former representative's activities.

   The Company has extensive documentation showing that the former representative's supervision was adequate and appropriate. The Company's position is that, if the former representative did in fact sell an unregistered security away from the Company, she took deliberate steps to conceal her activity from the Company and that the Company has no liability for the former representative's actions under the theory of *respondeat superior*.

   The two separate claimants claim damages of not less than $49,500 and $75,411, respectively. The Company is vigorously challenging these claims.

Supplementary Information

Intervest International Equities Corporation

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
For the Year Ended December 31, 2007

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

INTERVEST INTERNATIONAL EQUITIES CORPORATION

as of 12/31/2007

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 359,022	3480
2.	Deduct ownership equity not allowable for Net Capital	( )	3490
3.	Total ownership equity qualified for Net Capital	359,022	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities	$ 359,022	3530
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 91,381** [3540]	
	B. Secured demand note delinquency	[3590]	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	(91,381) 3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net capital before haircuts on securities positions	$	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	$ [3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	18,559 [3734]	
	D. Undue Concentration	[3650]	
	E. Other (List)	[3736]	(18,559) 3740
10.	Net Capital	$ 249,082	3750

OMIT PENNIES

** Non-allowable receivables	$ 5,347
Prepaid insurance	80,257
Other assets	5,777
	$ 91,381

SEC 1696 (02-03) 7 of 16

BROKER OR DEALER	as of 12/31/2007
INTERVEST INTERNATIONAL EQUITIES CORPORATION	

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 32,244	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 32,244	3760
14. Excess net capital (line 10 less 13)	$ 216,838	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... ₂₂	$ 200,714	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 483,672	3790
17. Add:			
A. Drafts for immediate credit .... ₂₁ $	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited .... $	3810		
C. Other unrecorded amounts (List) .... $	3820	$	3830
18. Total aggregate indebtedness		$ 483,672	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		% 194	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... ₂₃	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement , or
    2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **INTERVEST INTERNATIONAL EQUITIES CORPORATION**   as of **12/31/2007**

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
    Name of clearing firm 30 **PERSHING, LLC** | 4335 | x | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $ 36   **NONE** | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

Intervest International Equities Corporation
Supplementary Information
Year Ended December 31, 2007

Reconciliation of the computation of Net Capital under Rule 15c3-1:

Net capital per fourth quarter (quarter ended 12/31/07) FOCUS Report	$ 249,082
Audit adjustments: None	-
Net capital per audit	$ 249,082

Reconciliation of the computation for determination of the Reserve Requirements under Exhibit A of Rule 15c3-3:

Not applicable, since the company meets the requirements of the exemptive provisions contained in Rule 15c3-3C(k)(2)(ii), and did not at any time have possession or control of customer funds or securities during the year ended December 31, 2007.

See accountants' report.



Cornelius Schou Leone & Matteson

A Limited Liability Company
Certified Public Accountants

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

In planning and performing our audit of the financial statements of Intervest International Equities Corporation for the year December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.cslmcpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cornelius, Schou, Leone & Matteson, LLC

January 23, 2008

